Exhibit 15.2

The Board of Directors
SPI Energy Co., Ltd.:

We consent to the incorporation by reference in the registration statement (No. 333-147246) on Form S-8 and its Post-Effective Amendment No. 1 of SPI Energy Co., Ltd. and the registration statement (No. 333-203917) on Form S-8 and its Post-Effective Amendment No. 1 of SPI Energy Co., Ltd., of our report which includes an explanation paragraph as to the Company’s ability to continue as a going concern, dated December 10, 2018, with respect to the consolidated balance sheet of SPI Energy Co., Ltd. and subsidiaries as of December 31, 2017, and the related consolidated statements of operations, comprehensive loss, equity (deficit), and cash flows for the year ended December 31, 2017, which report appears in the December 31, 2017 annual report on Form 20-F Amendment 1 of SPI Energy Co., Ltd.

/s/ Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

New York, New York

December 10, 2018